UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Tax ID (“CNPJ/MF”) 06.057.223/0001-71

NIRE 3330027290-9

INFORMATION ON THE CAPITAL STOCK INCREASE DUE TO THE COMPANY’S CAPITALIZATION OF RESERVES AND STOCK OPTION PLAN, APPROVED BY THE BOARD OF DIRECTORS IN THE MEETING HELD ON MARCH 18th, 2025

In compliance with article 33, XXXI of CVM Resolution No 80/22, as amended, Sendas Distribuidora S.A. (the “Company”) hereby provides the information required in the Exhibit E of such Resolution, regarding the capital stock increase approved by the Company’s Board of Directors on March 18th, 2024, due: (i) to the capitalization of reserves; and (ii) to the exercise of stock options granted to certain employees under the Company’s stock option plans, as follows:

Increase resulting from capitalization of reserves, without issuing shares

Art. 1. The issuer must disclose to the market the value of the increase and the new capital stock, and whether the increase will be carried out through:

[...]

III – capitalization of profits or reserves; or

[...]

Sole paragraph. The issuer must also:

I – explain in detail the reasons for the increase and its legal and economic consequences; and

II – provide a copy of the opinion of the fiscal council, if applicable

This resolution formalizes the capital increase of the Company, in the amount of R$ 184,074,731.45 (one hundred and eighty-four million, seventy-four thousand, seven hundred and thirty-one reais and forty-five centavos), without the issuance of shares, through the partial capitalization of the Company's expansion reserve, pursuant to article 169, §1º of the Corporate Law.

Due to the increase of the capital stock hereby resolved, the Company's capital stock will increase from the current R$1,271,695,073.49 (one billion, two hundred and seventy-one million, six hundred and ninety-five thousand, seventy-three reais and forty-nine centavos) to R$1,455,769,804.94 (one billion, four hundred and fifty-five million, seven hundred and sixty-nine thousand, eight hundred and four reais and ninety-four centavos), fully subscribed and paid in.

The Company's management clarifies that this capital stock increase within the authorized capital limit aims to prevent the balance of the Company's profit reserves from exceeding the amount of the capital stock, in accordance with article 199 of the Corporate Law.

The minutes of the Fiscal Council meeting held on March 17, 2025 that approved the favorable opinion to this capital increase were disclosed and are available at the Investor Relations website of the Company (www.ri.assai.com.br) and at CVM’s website (www.gov.br/cvm).

Art. 2 In the event of a capital increase through subscription of shares, the issuer must:

[...]

Not applicable, the mentioned capital increase will not involve the subscription of new shares.

Art. 3 In the event of a capital increase through the capitalization of profits or reserves, the issuer must:

I – inform whether it will imply a change in the nominal value of the shares, if any, or distribution of new shares among the shareholders;

The increase of the capital stock hereby resolved does not imply changes in the nominal value of the shares issued by the Company or distribution of new shares among its shareholders.

II – inform whether the capitalization of profits or reserves will be carried out with or without modification of the number of shares, in companies with shares without nominal value;

The capital increase hereby resolved will be performed without the issuance of new shares, in accordance with article 169, §1 of the Corporate Law.

III – in the event of distribution of new shares: a) inform the number of shares issued of each type and class; b) inform the percentage that the shareholders will receive in shares; c) describe the rights, advantages and restrictions attributed to the shares to be issued; d) inform the acquisition cost, in reais per share, to be attributed so that the shareholders can comply with art. 10 of Law 9.249, of December 26, 1995; and e) inform the treatment of fractions, if applicable;

Not applicable.

IV – inform the term provided for in § 3 of art. 169 of Law 6.404 of 1976; and

Not applicable.

V – inform and provide the information and documents provided for in art. 2 above, when applicable.

Not applicable.

Art. 4 In case of capital increase by conversion of debentures or other debt securities into shares or for exercise of subscription bonuses, the issuer must: [...]

Not applicable.

Art. 5 The provisions of articles 1 to 4 of this Annex do not apply to capital increases resulting from an option plan, in which case the issuer must inform:

[...]

Not applicable.

Increase resulting from the exercise of options under the Company's stock option plan

1.       Date of the shareholders meeting in which the stock option plan was approved

On December 31st, 2020, our shareholders approved, in an Extraordinary Shareholders Meeting, the creation of the Stock Option Plan (“Stock Option Plan”).

2.       Amount of the capital increase and new capital stock

The approved capital increase is R$ 295.38 (two hundred and ninety-five reais and thirty-eight cents).

After the increase, the Company’s capital stock will be changed from the current R$ 1,455,769,804.94 (one billion, four hundred and fifty-five million, seven hundred and sixty-nine thousand, eight hundred and four reais and ninety-four cents) to R$ 1,455,770,100.32 (one billion, four hundred and fifty-five million, seven hundred and seventy thousand, one hundred reais and thirty-two cents).

3.       Number of shares issued of each type and class

The capital increase was approved by means of the issuance of 29,538 (twenty-nine thousand, five hundred and thirty-eight) common shares.

In accordance with the Company’s Bylaws, such common shares issued have the same characteristics, conditions and are granted the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

4.       Issuance price of the new shares

(i)	Exercise of Series B9: 11,333 (eleven thousand, three hundred and thirty-three) common shares, at the issuance price of R$0.01 (one cent) per share;
(ii)	Exercise of Series B10: 12,985 (twelve thousand, nine hundred and eighty-five) common shares, at the issuance price of R$0.01 (one cent) per share; and
(iii)	Exercise of Series B11: 5,220 (five thousand, two hundred and twenty) common shares, at the issuance price of R$0.01 (one cent) per share.

5.       Percentage of potential dilution resulting from the issuance

Percentage of dilution of – 0.0021843671789368%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.